FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-296931-01

June 22, 2026

WESTERN MIDSTREAM OPERATING, LP

(the “Partnership”)

Pricing Term Sheet

$700,000,000 5.700% Notes due 2036

Issuer:	Western Midstream Operating, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	June 22, 2026

Settlement Date (T+3):*	June 25, 2026

Net Proceeds Before Expenses:	$693,385,000

Maturity Date:	July 1, 2036

Principal Amount:	$700,000,000

Benchmark Treasury:	4.375% due May 15, 2036

Benchmark Treasury Price / Yield:	98-30 / 4.509%

Spread to Benchmark Treasury:	T+123 bps

Yield to Maturity:	5.739%

Coupon:	5.700%

Public Offering Price:	99.705% of the principal amount

Optional Redemption:	Redeemable at any time before April 1, 2036 in an amount equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. Redeemable at any time on or after April 1, 2036 in an amount equal to the principal amount plus accrued and unpaid interest thereon to the redemption date.

Interest Payment Dates:	January 1 and July 1, beginning on January 1, 2027

CUSIP / ISIN:	958667 AK3 / US958667AK33

Expected Ratings (Moody’s / S&P / Fitch):**	Baa3 / BBB- / BBB-

Joint Book-Running Managers:

TD Securities (USA) LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

MUFG Securities Americas Inc.

BofA Securities, Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

Co-Managers:	Comerica Securities, Inc. Zions Direct, Inc.

*

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about June 25, 2026, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before the settlement date should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Partnership has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: TD Securities (USA) LLC toll-free at 1-855-495-9846, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, and MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

This Term Sheet is qualified in its entirety by reference to the related preliminary prospectus supplement dated June 22, 2026 (the “Preliminary Prospectus Supplement”). The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.